SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 42nd BASE AT BARCELONA EL PRAT WHICH WILL REVERSE AIRPORT'S COLLAPSING TRAFFIC figures

5 aircraft, 20 routes and 2M passengerS P.A. from SEPT

1MILLION SUMMER SEATS FROM €5

Ryanair, the world's favourite airline, today (26th May) announced it would open its 42nd base at Barcelona El Prat in September 2010 with 5 based aircraft and 20 low fare routes, which will help reverse declining traffic numbers at El Prat airport which fell by 3m passengers in 2009.  Ryanair's El Prat routes will sustain over 2,000 local jobs as well as 250 direct Ryanair jobs among pilots, cabin crew and engineers.

Ryanair will operate 270 weekly low fare flights to/from Barcelona El Prat in an investment of over $350 million in the airport.  Ryanair's 20 new routes will be the first low fares routes to/from Barcelona El Prat and will allow the airport to tap into the low fares market, which continues to grow, and which has so far been absent from the airport.

Ryanair celebrated its new Barcelona El Prat base by releasing 1million summer seats from €5 for travel on Tuesdays, Wednesdays and Thursdays on over 500 routes across its European network in June.  These summer sale seats are available for booking on
www.ryanair.com
until midnight Thursday (27th May).

In Barcelona today, Ryanair's
Michael Cawley said:

"Ryanair is delighted to announce Barcelona El Prat as our 42nd base with 20 new routes from September 2010 which go on sale on
www.ryanair.com
tomorrow. Ryanair's guaranteed lowest fare routes from Barcelona El Prat will allow the airport to tap into the low fares market, which is the only market which continues to grow - thanks to Ryanair's low fares.  Barcelona consumers and visitors can beat the recession by choosing Ryanair's low fares on 20 exciting routes from El Prat to destinations all over Europe including France, Italy and Germany among others.  Ryanair's 2m passengers p.a. will sustain 2,000 jobs locally at Barcelona El Prat Airport".

20 New Barcelona El Prat routes in 2010 to
:
To	Freq	To	Freq
Brussels (Charleroi)	7pw	Oslo (Rygge)	3pw
Cagliari	3pw	Palma	14pw
Dublin	7pw	Paris (Beauvais)	7pw
Dusseldorf (Weeze)	4pw	Rome (Ciampino)	7pw
Edinburgh	3pw	Santander	7pw
Gran Canaria	2pw	Santiago	11pw
Ibiza	7pw	Seville	14pw
Lanzarote	3pw	Tenerife	2pw
Malaga	14pw	Valencia	7pw
Milan (Bergamo)	7pw	Venice (Treviso)	6pw

Ends.                                                    Wednesday 26th May 2010

Please contact:
Stephen McNamara, Ryanair              Pauline McAlester, Murray Consultants
Tel: +353-1-8121212                          Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  26 May 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary